Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

17 October 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 SEPTEMBER 2006

QUARTER SUMMARY

- Cash at the end of the quarter was A$22.3 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$1.8 million.

Indonesia

- The Wortel -1 well encountered a 141 metre gas column above a gas water contact.
- In July 2006, Santos announced that the Jeruk -3 well had encountered a thinner oil column than expected and that, as a consequence, the most likely contingent resource oil volumes would be reduced below previous expectation. Further analysis will be required.

New Zealand

- Substantial progress was achieved on the Maari oil field development.
- PEP 38413 which covers the Manaia discovery was extended for 5 years.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe oil field was producing at an average rate of approximately 8,000 barrels of oil per day. (Cue share approximately 260 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was A$.1.8 million and equated to 18,663 barrels. Cue did not have any hedging arrangements in place during the quarter.

During the quarter, a small oil spill at the Kumul oil export terminal required reduction in South East Gobe oil production for several days until Government clearance to resume oil exports was obtained.

During the quarter, the SE Gobe 14 deviated development well encountered water in the Iagifu reservoir and is expected to be completed as a water injection well to provide pressure support to the SEG 11 oil producing well.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC – Oyong Field - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos
Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

Development Progress

A well head platform has been installed on the field and development drilling has been completed. A floating oil storage vessel has been installed in the field.

Because of delays and rising costs associated with the floating production vessel a re tender of the contract for the vessel has been required by the Indonesian authorities. Tenders have been received and are being evaluated.

First oil production is expected in the second quarter of 2007, with first gas production in 2008.

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are now likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand

Maari Oil Field

Development Progress

Substantial progress has been achieved on the Maari field development.

The first steel for the well head platform has been cut at the Kencana, Malaysia, fabrication yard and all major equipment for the topsides modules has been sourced.

Tank testing of the platform design has been successfully completed.

The floating production vessel (FPSO) conversion of the tanker "Andaman Sea" is expected to start in January 2007 at the Jurong shipyard in Singapore. Fabrication of the mooring turret, process modules and vessels, has started in Batam, Indonesia.

The well head platform is expected to be installed in late 2007 ahead of first oil production in the second quarter of 2008.

Cue's share of the field development cost is expected to be approximately US$23 million including contingency allowance.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

Due to delays in receiving required government approvals, the Murray Deep sub thrust prospect is now expected to be drilled in 2007.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field. Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos
No exploration activity took place during the quarter.
PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet. Barikewa is located immediately adjacent to the likely route for the proposed PNG - Queensland gas pipeline.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest), (Jeruk interest 8.181818%)
Operator: Santos

Jeruk -3

Jeruk -3 began drilling on the 24th of January 2006. The well was subsequently flow tested at the top of the Kujung limestone reservoir at a stabilized rate of 3200 barrels of 37.5° API oil per day, through a ¼ inch choke with a flowing well head pressure of 4500 psi. The gas oil ratio was 230 cubic feet per barrel. After a premature control line failure, the well was again flow tested with similar results.

Two rock cores were cut and the well drilled to a total depth of 5210 metres measured depth (4918 metres vertical depth, 4894 TVDSS), where wire line logs were run.

On 14 July 2006, Santos reported that:

> "Interpretation of pressure data obtained to date infers an oil water contact at approximately 4760m TVDss. The height of the known hydrocarbon column in the Jeruk structure is now considered to be approximately 145m compared to the originally interpreted 379m. This has reduced the most likely contingent resource to less than the 170 mmbbl estimate previously provided to the market in January 2005. This is a complex reservoir and further appraisal will be

required to determine whether a common oil water contact exists across the structure".

A subsequent test of the bottom hole section of the well from 4789 - 4897 TVDSS, flowed formation water at a rate of up to 6700 barrels per day through a 28/64 inch choke and confirmed the previously interpreted oil water contact at approximately 4760 metres TVDSS. The well was suspended as a potential future oil producer.

The results from Jeruk -3 will be integrated with well and seismic data for the field to assist in determining the most likely resource range and future appraisal plan. It is expected that any further drilling on the field will be delayed to 2007.

Medco Agreement

In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd whereby in return for payment of past Jeruk costs and a waiver of 90.9% of the sole risk in kind premium by Medco, Cue assigned a 6.181818% beneficial interest in Jeruk to Medco.

Wortel -1

Wortel 1 which is located approximately 7 km west of the Oyong oil and gas field, began drilling on 15 August 2006.The well encountered a 141 metre gross gas column over the interval 1,242 - 1,383 metres TVDKB in the same Mundu formation limestone which is the productive reservoir in Oyong. A gas water contact is present at 1,383 TVDSS. The reservoir quality is excellent with approximately a 95% net to gross ratio.

The well reached a total depth of 1,464 metres TVDKB and was flowed tested over the interval 1,340 - 1,365 metres TVDKB.

The test flowed at a rate of 18.5 million cubic feet per day through a 56/64 inch choke with a flowing pressure of 1,071 psi, with condensate content of 4 to 5 barrels per million cubic feet. The gas has no carbon dioxide or hydrogen sulphide.

Wortel -2

The Wortel -2 well, which is located 1 km east-south east of Wortel -1, began drilling on 26 September 2006. Subsequent to the end of the quarter the well was plugged and abandoned at a total depth of 1421 metres after failing to encounter significant hydrocarbons or reservoir.

It is expected that a Wortel -3 well will be drilled later in 2006, immediately to the east of Wortel -1, to establish the full potential of the Wortel accumulation.

The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through Oyong facilities.

Indonesian Participation

Under the terms of the Sampang PSC (and other Indonesian PSC's), BPMIGAS, has the right by itself, or its nominee to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is the nominee of BPMIGAS and could acquire the interest. As a result, Cue's participating interest in the PSC could then reduce to 13.5% and in Jeruk to 7.36%. Cue could be reimbursed past costs of approximately A$5.3 million upon completion of the proposed transaction. The transaction has not yet been completed.

- **New Zealand**

Permit PEP 38413 which contains the Manaia oil discovery was extended by 5 years to 1st January 2011. Appraisal drilling on Manaia is planned during the Maari development drilling programme.

- **AUSTRALIA**

Carnarvon Basin

EP 363 Carnarvon Basin - Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

WA-360-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

WA-361-P Carnarvon Basin - Western Australia (50% interest)

Operator: Cue Energy Resources

The WA-359-P permit lies to the west of the Mutineer and Exeter oilfields.
The WA-360-P and WA-361-P permits are adjacent to the giant Rankin trend gas fields and on trend with the Pluto and Wheatstone gas discoveries.
Initial interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is well underway and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the permit has also been completed

WA-389-P Carnarvon Basin - Western Australia (100% interest)
Operator: Cue Energy Resources Ltd

During the quarter, Cue was awarded exploration permit WA-389-P in the northern Carnarvon Basin. The permit covers an area of approximately 3825 Km^2 and lies to the north of Cue's permits WA-359-P and WA-361-P.

Bass Basin

T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P and T37/P permits are immediately adjacent to the Yolla gas condensate field which has recently begun production. Yolla also contains oil.

Interpretation of the existing seismic data is largely completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and are currently being analysed.

The T38/P permit contains the Pelican gas discovery for which a scoping development study is being commissioned.

By Order of the Board

Andrew Knox
Public Officer

Various statements in the release constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

		Current quarter $A'000	Year to date 3 months $A'000
Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors	1,775	1,775
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(5,942)	(5,942)
	(b) development	(1,318)	(1,318)
	(c) production	(1,030)	(1,030)
	(d) administration	(512)	(512)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	306	306
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(721)	(721)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(7,442)	(7,442)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(8)	(8)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(8)	(8)
1.13	Total operating and investing cash flows (carried forward)	(7,450)	(7,450)

1.13	Total operating and investing cash flows (brought forward)	(7,450)	(7,450)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(7,450)	(7,450)
1.20	Cash at beginning of quarter/year to date	29,903	29,903
1.21	Exchange rate adjustments to item 1.20	(186)	(186)
1.22	**Cash at end of quarter**	22,267	22,267

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	25
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,710
4.2	Development	3,389
	Total	**8,099**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	31	11
5.2	Deposits at call	22,236	29,892
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	22,267	29,903

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	WA-389-P	Working	-	100%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,000,000 1,500,000	- -	*Exercise Price* 35 cents 35 cents	02/05/07 01/06/08
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 17 October 2006
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 SEPTEMBER 2006

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA-359-P	Cue Energy Resources Limited	50.00
WA-360-P	Cue Energy Resources Limited	50.00
WA-361-P	Cue Energy Resources Limited	50.00
WA-389-P	Cue Energy Resources Limited	100.00
AC/P20	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00

(i)Economic interest in the Jeruk field 8.181818